1933 Act File No.: 333-261164
1940 Act File No.: 811-24503

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1 to

Form S-6
for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: Axio Financial LLC

C.	Complete address of depositor’s principal executive offices:

Axio Financial LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Ian Shainbrown Alaia Capital, LLC 60 East 42nd Street 26th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement

☒    Check box if it is proposed that this filing will become effective on December 17, 2021 at 9:00 a.m. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated December 17, 2021
Subject to Completion

m+ Buffer 20 Fund

m+ funds Trust, Series 1-24

(A unit investment trust that is a series of m+ funds Trust)

As described more fully in this prospectus with capitalized terms as defined herein:

•

Designed for investors who intend to purchase units at inception and hold them until the Maturity Date, and who seek a percentage return per unit equal to any percentage increase in the value of the SPDR® S&P 500® ETF Trust (the “Reference Asset”) relative to the Initial Reference Value (as defined on page 8) (the “Equal Upside”), up to a maximum total return of 20.02% (the “Capped Return”) (equivalent to an annualized total return of 8.33% over the approximately 2.28 year life of the trust), while having protection against the first 20.00% decrease (the “Buffer”) in the value of the Reference Asset.  After giving effect to the trust’s fees and expenses, the Capped Return for Standard Accounts would be 15.16%, the annualized total return would be 6.38%.  The Capped Return for Fee Accounts would be 17.51%, the annualized total return would be 7.34%.

•

m+ Buffer 20 Fund seeks to deliver any of the price appreciation of the Reference Asset, up to a cap, or any of the Reference Asset’s price depreciation relative to the Initial Reference Value (as defined below) in excess of the Buffer, up to a maximum loss of 78.00% (the “Maximum Loss”), decreased by the trust’s fees and expenses.

•	Portfolio of exchange-traded options and cash, and/or cash equivalents (to pay the creation and development fee, organizational costs and annual operating expenses).

•	Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than the 20.00% Buffer, be willing to lose a significant portion (up to 78.00%) of their investment. Any potential loss would be increased as a result of the trust’s fees and expenses or if the units were purchased at a public offering price above the Inception Value. There is no assurance that the trust will achieve its investment objective.

•	Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total return per unit that will be less than the Capped Return, or a maximum total loss per unit that can be greater than the Maximum Loss.

•	The trust may experience substantial losses from the exchange-traded options and option positions may expire worthless. Investors may experience a substantial loss (up to 78.00%) of their investment. Investors who redeem units before the Maturity Date may lose money even if the value of the Reference Asset has increased by then.

Minimum purchase of 100 units.

The percentage increase or decrease of the Reference Asset relative to the Initial Reference Value described above is the percentage increase or decrease in the Reference Asset from when the Option strike levels are set to the close of the market on the Options Expiration Date.

The trust’s ability to provide the Equal Upside, the Capped Return, limited downside protection via the Buffer and the Maximum Loss, depends on unitholders purchasing units valued at their Inception Value of $10.000 and holding them until the Maturity Date. Because the price at which you may purchase units at inception will also include certain organizational costs, sales charges and the creation and development fee, it may be higher than the Inception Value. As the trust is designed to provide Equal Upside, subject to the Capped Return and limited downside protection via the Buffer and the Maximum Loss, only on the Maturity Date and based on a unit value equal to the Inception Value, investors who purchase units at or above the Inception Value may have a loss on the Maturity Date.

Prospectus

December [●], 2021

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

OVERVIEW	3
INVESTMENT OBJECTIVE	3
PRINCIPAL INVESTMENT STRATEGY	3
PRINCIPAL RISKS	17
WHO SHOULD INVEST	20
SUMMARY INFORMATION	21
FEES AND EXPENSES TABLE	22
HYPOTHETICAL OPTION EXPIRATION EXAMPLES	26
REFERENCE ASSET PAST PERFORMANCE	30
HOW TO BUY UNITS	31
HOW TO SELL YOUR UNITS	33
DISTRIBUTIONS	35
INVESTMENT RISKS	35
TRUST ADMINISTRATION	41
DISTRIBUTION OF UNITS	43
TAXES	44
LEGAL MATTERS	50
ADDITIONAL INFORMATION	50
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	51

m+ Buffer 20 Fund seeks to deliver the price appreciation of a Reference Asset, up to a cap, while having protection against the first 20.00% decrease in the value of the Reference Asset, decreased by the trust’s fees and expenses.

However, there is no assurance that the trust will achieve its investment objective.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

We may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Capitalized terms are defined below in the text and in the “Summary of Defined Terms.”

Please see the m+ funds Trust website: www.mplusfunds.com. The m+ funds Trust website includes, for this series and other outstanding series of the trust, current return and other information that is updated each trading day. This website is not incorporated in, or a part of, this prospectus or the Information Supplement.

-ii-

Overview

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Axio Financial LLC (the “sponsor”) serves as the sponsor of the Trust and each trust series. m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

Investment Objective

The trust seeks to provide a percentage return per unit on the Maturity Date equal to any percentage increase in the value of the Reference Asset relative to the Initial Reference Value (the “Equal Upside”), up to a maximum total return of 20.02% (the “Capped Return”) (equivalent to an annualized total return of 8.33% over the approximately 2.28-year life of the trust), while also providing protection against the first 20.00% decrease (the “Buffer”) in the value of the Reference Asset, reduced by the amount of the trust’s fees and expenses. The Initial Reference Value and the Final Reference Value of the Reference Asset are the Official Closing Values, as reported on Bloomberg, of the Reference Asset on the inception date and the Options Expiration Date, respectively. The “Official Closing Value” is the closing price of the SPY on any scheduled trading day based upon the value displayed on the relevant Bloomberg Professional® service page (see page 8). If the value of the Reference Asset decreases from the Initial Reference Value by more than the Buffer, the return on the units will be negative and will equal the percentage decrease in the Reference Asset in excess of the Buffer, up to a maximum loss of 78.00% (the “Maximum Loss”), decreased by the trust’s fees and expenses. The Reference Asset’s performance does not directly reflect any dividends paid by the Reference Asset, except to the extent that any dividend payment affects the Official Closing Value.

The Reference Asset for this trust is the SPDR® S&P 500® ETF Trust, which is an exchange-traded fund that tracks the performance of a broad-based U.S. equity index. When we use the term “value,” we mean the Official Closing Value of the shares of the Reference Asset. References to the “trust” mean the Series 1-24, a unit investment trust that is a series of m+ funds Trust.

The trust is scheduled to terminate in approximately 2.28-years.

There is no assurance that the trust will achieve its investment objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of cash and cash equivalents, and a series of FLexible EXchange® options (“FLEX Options,” or the “Options”) on the Reference Asset at various strike price levels. The FLexible EXchange® options trademark is owned by Chicago Board Options Exchange, Incorporated.

The trust’s portfolio is intended to earn returns based on the performance of the Reference Asset as more fully explained in this prospectus.

Generally, the expiration date for the Options in the trust’s portfolio will be on or shortly before the trust’s mandatory dissolution date on March 28, 2024(the “Maturity Date”), subject to adjustment as described below. As explained below, the trust’s portfolio includes written and purchased “call options” and “put options” with formulas to calculate the option payments at expiration based on the performance of the Reference Asset. Under normal circumstances, the trust’s assets will consist solely of cash and/or cash equivalents, and the Options.

The Options are all European style options, which means that they will be exercisable at the strike price only on the Options Expiration Date.

The trust is intended to provide a “Capped Return”, with “Equal Upside,” subject to a limited downside protection via the “Buffer” and a “Maximum Loss” and subject to reductions for the amount of trust fees and expenses, as explained below:

•

Capped Return” denotes that the return per unit may not exceed a maximum return of 20.02%, at which the amount per unit will equal the “Maximum Amount per Unit,” reduced by the amount of the trust’s fees and expenses.

•	“Equal Upside” denotes that for any percentage increase in the value of the Reference Asset, the trust seeks to provide unitholders with a return per unit from the Inception Value that equals such percentage increase, reduced by the amount of the trust’s fees and expenses.

•	“Buffer” denotes that for any percentage decrease in the value of the Reference Asset up to and including 20.00%, the trust seeks to return to unitholders the Inception Value per unit, reduced by the amount of the trust’s fees and expenses.

•	“Maximum Loss” denotes that for any percentage decrease in the Reference Asset relative to the Initial Reference Value in excess of the Buffer, unitholders will be subject to a maximum loss of 78.00% from the Inception Value of $10.000, or $7.800 per unit, decreased by the trust’s fees and expenses.

Hypothetical Performance Return Examples

The following four examples illustrate hypothetical performance returns of the trust. None of the examples below take into account the payment by the trust of its fees and expenses.

In the above hypothetical example, the Final Reference Value of the Reference Asset is above its Initial Reference Value, and above the value that would lead to the Maximum Amount per Unit. If the Reference Asset increases as per above, the trust would seek to provide unitholders with a percentage return that is the “Capped Return,” and the value per unit would be the Maximum Amount per Unit. In this scenario, because the Reference Asset has increased by more than 20.02%, the return of the units would underperform the return of a direct investment in the Reference Asset to the extent that it exceeds the Capped Return.

In the above hypothetical example, the Final Reference Value of the Reference Asset is above its Initial Reference Value but below the value that would lead to the Maximum Amount per Unit. If the Reference Asset increases as per above, the trust would seek to provide unitholders with a percentage return that would equal the percentage increase of the value of the Reference Asset. In this scenario, the return of the units would equal the percentage increase of a direct investment in the Reference Asset, reduced by the amount of the trust’s fees and expenses.

In the above hypothetical example, the Final Reference Value of the Reference Asset is below its Initial Reference Value, but above the Buffer. If the Reference Asset decreases as per above, the trust would seek to return to unitholders the Inception Value per unit. In this scenario, which we refer to as a performance that is “Buffered,” the units would not experience a loss and therefore would outperform a direct investment in the Reference Asset, reduced by the amount of the trust’s fees and expenses.

In the above hypothetical example, the Final Reference Value of the Reference Asset is below its Initial Reference Value, and below the Buffer. If the Reference Asset decreases as per above, the trust would seek to provide unitholders with a loss that is less than the decline of the Reference Asset, which we refer to as a performance that is “Buffered.” The loss on units would be subject to the Maximum Loss per Unit of 78.00% from the Inception Value, decreased by the trust’s fees and expenses. In this scenario, the percentage decrease on the value of the units would outperform the percentage decrease on the value of a direct investment in the Reference Asset due to the Buffer.

The trust may experience substantial downside from the Options and option contract positions may expire worthless. Investors may lose a significant portion (up to 78.00%) of their investment, decreased by the trust’s fees and expenses. The trust’s ability to provide Equal Upside, up to the Capped Return, or to limit losses to the Maximum Loss depends on unitholders purchasing units valued at their Inception Value of $10.000 and holding them until the Maturity Date. Because the price at which you may purchase units at inception will also include certain organizational costs, sales charges and the creation and development fee, it may be higher than the Inception Value.

The following four examples illustrate hypothetical total returns for units of the trust purchased at different unit prices. None of the examples below takes into account the payment by the trust of its fees and expenses. The examples below assume a unit Inception Value of $10.000, that units are purchased and held for a period of 2.28-years at which point the trust will terminate, and that at such point, at the Maturity Date, the trust will provide a percentage return equal to any increase in the Reference Asset, or the Equal Upside, up to a Capped Return of 20.02%, subject to limited downside protection via a Buffer of 20.00% (decreased by the trust’s fees and expenses).

Based on the stated assumptions, if the Final Reference Value has increased by 40% from the Initial Reference Value, then, at the Maturity Date the total return per unit will depend on the purchased price of each unit as follows:

Unit price when purchased	Unit price on the Maturity Date	Total return per unit purchased	Annualized return per unit purchased
$12.002	$12.002	0.00%	0.00%
$11.000	$12.002	9.11%	3.90%
$10.000	$12.002	20.02%	8.33%
$9.000	$12.002	33.36%	13.46%
$8.000	$12.002	50.03%	19.47%

Alternatively, based on the stated assumptions, if the Final Reference Value has increased by 10% from the Initial Reference Value, then, at the Maturity Date the total return per unit will depend on the purchased price of each unit as follows:

Unit price when purchased	Unit price on the Maturity Date	Total return per unit purchased	Annualized return per unit purchased
$12.002	$11.000	-8.35%	-3.75%
$11.000	$11.000	0.00%	0.00%
$10.000	$11.000	10.00%	4.27%
$9.000	$11.000	22.22%	9.20%
$8.000	$11.000	37.50%	14.99%

Alternatively, based on the stated assumptions, if the Final Reference Value has decreased by 8% from the Initial Reference Value, then, at the Maturity Date the total return per unit will depend on the purchased price of each unit as follows:

Unit price when purchased	Unit price on the Maturity Date	Total return per unit purchased	Annualized return per unit purchased
$12.002	$10.000	-16.68%	-7.69%
$11.000	$10.000	-9.09%	-4.09%
$10.000	$10.000	0.00%	0.00%
$9.000	$10.000	11.11%	4.73%
$8.000	$10.000	25.00%	10.28%

Alternatively, based on the stated assumptions, if the Final Reference Value has decreased by 30% from the Initial Reference Value, then, at the Maturity Date the total return per unit will depend on the purchased price of each unit as follows:

Unit price when purchased	Unit price on the Maturity Date	Total return per unit purchased	Annualized return per unit purchased
$12.002	$9.000	-25.01%	-11.86%
$11.000	$9.000	-18.18%	-8.43%
$10.000	$9.000	-10.00%	-4.52%
$9.000	$9.000	0.00%	0.00%
$8.000	$9.000	12.50%	5.30%

The tables above are provided for illustrative purposes only and are hypothetical. the actual Buffer and Capped Return, among others, will likely differ and will be set at the close of regular trading on the New York Stock Exchange on the date prior to the inception date.

Investors will not receive a positive return (i.e., they will lose money) on their investment unless they receive more on their units than they originally invest (which amount is $10.368 per unit for units purchased at the trust’s inception, or $10.161 per unit for units purchased for Fee Accounts, subject to a Wrap Fee).

The trust’s investment strategy description, descriptions of the Options, the descriptions and graphs above are hypothetical illustrations of the mathematical principles underlying the payoff of the Options and the operation of the trust’s investment objective. There is no assurance that the trust will achieve its investment objective through the use of this strategy. Illustrations of the possible returns of the trust’s investment objective assuming certain positive and negative returns on the value of the Reference Asset relative to the Initial Reference Value appear under “Hypothetical Option Expiration Examples” in this prospectus. Additional information about the strategy and the Options appears below. These examples, as well as the ones above, do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options. You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Maturity Date or as a result of purchasing units other than at the Inception Value. You may also realize a return that is higher or lower than the intended returns in the event that the Options are otherwise liquidated by the trust prior to expiration, due to redemptions or otherwise, in the event that the trust is terminated prior to the Maturity Date, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action (defined below) occurs with respect to the Reference Asset, or as a result of increases in potential tax-related expenses and other expenses of the trust above estimated levels. The trust seeks to achieve its objective by investing in a portfolio consisting of cash and/or cash equivalents, and purchased and written FLEX Options scheduled to expire on the Maturity Date (the “Options Expiration Date”) with payouts at expiration calculated based on the performance of the Reference Asset relative to the value of the Reference Asset on the day prior to the trust’s inception when the Options strike levels are set (the “Initial Reference Value”). The Options may be liquidated as of the close of market on the Options Expiration Date rather than be exercised according to the Options’ terms in order to avoid having the trust receive shares of the Reference Asset or be obligated to deliver shares of the Reference Asset. Each Option entitles the holder thereof (i.e. the purchaser of the Option) the option to purchase (for the call options) or sell (for the put options) 100 shares of the Reference Asset at the strike price.

Summary of Defined Terms
Options Expiration Date:	March 28, 2024

Maturity Date:	March 28, 2024, subject to adjustment, as described below

Reference Asset:	The SPDR® S&P 500® ETF Trust, an exchange-traded fund

Unit price at inception:	$10.368 per unit, or $10.161 per unit for Fee Accounts, subject to a Wrap Fee

Initial Reference Value:	$466.45

Final Reference Value:	The Official Closing Value of the Reference Asset on the Options Expiration Date

Official Closing Value:	The closing price of the Reference Asset on any scheduled trading day based upon the value displayed on the relevant Bloomberg Professional® service page with respect to the Reference Asset, “SPY <EQUITY>” or any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Buffer:	20.00% ($2.00 per unit)*

Maximum Loss per Unit:	78.00% per unit ($7.800 per unit)*

Equal Upside:	The price return of the Reference Asset from the Initial Reference Value to the Official Closing Value on the Options Expiration Date*

Capped Return:

20.02% (equivalent to an annualized return of 8.33% over the approximately 2.28-year life of the trust).* After giving effect to the trust’s fees and expenses, the Capped Return for Standard Accounts would be 15.16% (equivalent to an annualized return of 6.38% over the approximately 2.28-year life of the trust). The Capped Return for Fee Accounts would be 17.51% (equivalent to an annualized return of 7.34% over the approximately 2.28-year life of the trust)

Maximum Amount per Unit:	$12.002 per unit, resulting from a Capped Return of 20.02%*

Inception Value:	$10.000 per unit, the net asset value per unit at the inception date

* At the Maturity Date the value of the units, and the effect of the Equal Upside, the Capped Return, the Maximum Amount per Unit and the Buffer will be reduced by, and the Maximum Loss per Unit will be increased by, the amount of the fees and expenses incurred by the trust during the life of the trust.

The value of the Options on the Options Expiration Date will allow the trust to provide gains or losses based on the performance of the Reference Asset for units purchased at a price equal to their Inception Value and held until the Maturity Date:

•

If the value of the Reference Asset appreciates from the Initial Reference Value over the life of the trust, the trust seeks to provide unitholders with a percentage return equal to the percentage increase of the value of the Reference Asset (the “Equal Upside”), up to the Capped Return of 20.02%, resulting in an amount per unit not to exceed the Maximum Amount per Unit, subject to reductions by the amount of the trust fees and expenses.

•	If the value of the Reference Asset decreases from the Initial Reference Value over the life of the trust by 20.00% or less (the “Buffer”), the trust seeks to return to unitholders the Inception Value of $10.000, subject to reduction by the amount of the trust fees and expenses.

•	If the value of the Reference Asset decreases from the Initial Reference Value over the life of the trust by more than the Buffer, the return on the units will be negative and will equal the percentage decrease in the Reference Asset in excess of the Buffer, up to the Maximum Loss of 78.00%, decreased by the amount of the trust fees and expenses.

Investors may lose a substantial amount (up to 78.00%) of their investment. The intended Maximum Loss per Unit is $7.800 (78.00%) based on an Inception Value of $10.000. The Maximum Loss per Unit is subject to being increased by the amount of the trust fees and expenses.

The “Maturity Date” for the units will be March 28, 2024, as specified above under “Summary of Defined Terms,” unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the trust postpones the Options Expiration Date, because such day is not a trading day or otherwise, then the Maturity Date will be automatically postponed to equal that of the postponed Options Expiration Date. In certain situations the trust may terminate prior to the Maturity Date as existed prior to the postponement(s). See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information.

A “trading day” with respect to the Options is a business day as determined by the trust, on which trading for listed options is generally conducted on the primary securities exchange(s) or market(s) on which the Options are listed or admitted for trading and on which general banking transactions are conducted.

A “business day” with respect to units, means a day on which the New York Stock Exchange is scheduled to be open for regular trading and on which general banking transactions are conducted.

All determinations by the trust affecting the Options Expiration Date will be made by Alaia Capital, LLC as portfolio consultant to the trust (the “Portfolio Consultant”), and will be based on the determinations and conventions applied by the Options Clearing Corporation (the “OCC”), a market clearinghouse, to the FLEX Options and/or to listed options with as similar terms and underlying assets as possible to those of the FLEX Options and the Reference Asset, respectively.

Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options over the Reference Asset for certain events (collectively, “Corporate Actions”) specified in the OCC’s by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC’s by-laws, the nature and extent of any such adjustment is to be determined by the OCC’s Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The Options. The trust’s initial portfolio will include a portfolio of various kinds of FLEX Options. Below, we describe FLEX Options generally.

FLEX Options. FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC. FLEX Options are listed on a U.S. national securities exchange. FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e., American-style, exercisable any time prior to the expiration date, or European-style, exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Each option contract entitles the holder thereof to purchase (for the call options) or sell (for the put options) 100 shares of the Reference Asset at the strike price.

The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk.

All of the information set forth above relating to the Options and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

Initial Option Portfolio. The trust will purchase or sell a series of FLEX Options, which are referred to as the Purchased Call Options, Purchased Put Options, Written Put Options and Written Call Options (as further defined below).

Description of the Reference Asset

We have derived all information contained in this prospectus regarding the SPDR® S&P 500® ETF Trust (the “SPY”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, State Street Global Advisors Trust Company, as trustee of the SPY, and PDR Services, LLC (wholly owned by NYSE Euronext), as sponsor of the SPY. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the SPY pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-46080 and 811-06125, respectively, through the Commission’s website at www.sec.gov. Information provided to or filed with the Commission can also be inspected and copied at the public reference facility maintained by the Commission. None of this publicly available information is incorporated by reference into this prospectus. We have not undertaken any independent review or due diligence of such information.

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “Underlying Index”). To maintain the correspondence between the composition and weightings of stocks held by the Reference Asset and constituent stocks of the Underlying Index, the Reference Asset adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset seeks to invest in substantially all of the securities that comprise the Underlying Index. The Reference Asset typically earns income from dividends from securities held by the Reference Asset. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Asset’s shareholders as “ordinary income.” In addition, the Reference Asset realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the Reference Asset will be calculated based only on the share price of the Reference Asset, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the Reference Asset or any equivalent payments.

The shares of the Reference Asset trade on the NYSE under the symbol “SPY.”

The Underlying Index

All disclosures contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index Sponsor”). The Index Sponsor, which licenses the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. We do not accept any responsibility for the calculation, maintenance or publication of the Underlying Index or any successor index.

The Underlying Index was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943, and it is sponsored by Index Sponsor. The Underlying Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. The Index Sponsor chooses companies for inclusion in the Underlying Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the Underlying Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the Underlying Index prior to July 31, 2017 may be represented by multiple share class lines in the Underlying Index. The Underlying Index is calculated, maintained and published by the Index Sponsor and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. These websites and the information in these websites is not a part of, or incorporated by reference in, this document.

The Index Sponsor intends for the Underlying Index to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days’ advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the Underlying Index that are employed by Index Sponsor include: the company proposed for addition should have an unadjusted company market capitalization of $9.8 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) in the proposed constituent to float-adjusted market capitalization of that company should be at least 1.00 and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the Underlying Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the Underlying Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the Underlying Index provided they meet the unadjusted company level market capitalization eligibility criteria for the Underlying Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the Underlying Index’s unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the Underlying Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the Underlying Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet the financial viability or IWF criteria may still be added to the Underlying Index at the discretion of the Index Committee if the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the Underlying Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the Underlying Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in Index Sponsor’s discretion. The Index Sponsor evaluates additions and deletions with a view to maintaining Underlying Index continuity.

For constituents included in the Underlying Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the Underlying Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the Underlying Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Underlying Index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the Underlying Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Underlying Index. If an Underlying Index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the Underlying Index at the discretion of the S&P Index Committee.

Computation of the Underlying Index

The Underlying Index is calculated using a base-weighted aggregative methodology. This discussion describes the “price return” calculation of the Underlying Index. The value of the Underlying Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Underlying Index times the number of shares of such stock included in the Underlying Index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the Underlying Index.

The Underlying Index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by Index Sponsor that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the Underlying Index reflects the total market value of all index stocks relative to the index’s base period of 1941-1943.

In addition, the Underlying Index is float-adjusted, meaning that the share counts used in calculating the Underlying Index reflect only those shares available to investors rather than all of a company’s outstanding shares. The Index Sponsor seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, the Index Sponsor excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Underlying Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Maintenance of the Underlying Index

In order to keep the Underlying Index comparable over time, the Index Sponsor engages in an index maintenance process. The Underlying Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the Underlying Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the Underlying Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the Underlying Index methodology to ensure the Underlying Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the Underlying Index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by the Index Sponsor are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the Underlying Index. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the Underlying Index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, the Index Sponsor generally derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the Underlying Index’s post-event value to the pre-event level.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. Changes as a result of mandatory events, such as mergers or acquisition driven share/IWF changes, stock splits and mandatory distributions are not subject to a minimum threshold for implementation and are implemented when the transaction occurs. At the Index Sponsor’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made with the quarterly share updates as described below. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule. Non-material share/IWF changes are implemented quarterly.

Accelerated Implementation Rule

1.       Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria:

        (a)        at least $150 million, and

        (b)        at least 5% of the pre-event total shares.

In addition to the materiality threshold, public offerings must satisfy the following conditions:

•	Be underwritten.

•	have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities.

•	have a publicly available confirmation from an official source that the offering has been completed.

For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.

2.       Dutch Auctions, self-tender offer buybacks, and split-off exchange offers. These nonmandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once their results are publicly announced and verified by the Index Sponsor.

Exception to the Accelerated Implementation Rule

For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least $1 billion, the Index Sponsor will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold. This exception ensures that very large events are recognized in a timely manner using the latest available information.

All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies, and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter. In addition, events that were not implemented under the accelerated implementation rule but were found to have been eligible, (e.g., due to lack of publicly available information at the time of the event) are implemented as part of a quarterly rebalancing.

Announcement Policy

For accelerated implementation, the Index Sponsor will provide two (2) business days’ notice for all non-U.S. domiciled stocks, and one (1) business days’ notice for all U.S. domiciled stocks.

IWF Updates

Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.

IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule.

Quarterly share change events resulting from the conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are considered to be available to investors unless there is explicit information stating that the new owner is a strategic holder.

Other than the situations described above, please note that IWF changes are only made at the annual IWF review.

Share Updates

When total shares outstanding increase by at least 5%, but the new share issuance is to a strategic or major shareholder, it implies that there is no change in float- adjusted shares. However, in such instances, the Index Sponsor will apply the share change and resulting IWF change regardless of whether the float change is greater than or equal to 5%.

For companies with multiple share class lines, the 5% share change threshold is based on each individual multiple share class line rather than total company shares.

Changes to share counts that total less than 5% of total shares are accumulated and made quarterly on the third Friday of March, June, September, and December.

Exceptions:

Any non- fully paid or non-fully settled offering such as forward sales agreements are not eligible for accelerated implementation. Share updates resulting from completion of subscription receipts terms or the settlement of forward sale agreements are updated at a future quarterly share rebalance.

Rebalancing Guidelines – Share/IWF Freeze

A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (i.e., March, June, September, and December) and ends after the market close on the third Friday of the rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data is released on the first Friday of the month. However, the share freeze period for September follows the same schedule as the other three quarterly share freeze periods. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 13, the share/IWF freeze period will begin after the close of trading on Tuesday, March 10 and will end after the close of trading the following Friday, March 20 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings), and the accelerated implementation rule is suspended. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the Underlying Index. Certain corporate actions require the Index Sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the Underlying Index from changing as a result of the corporate action. This helps ensure that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index.

Spin-Offs

As a general policy, a spin-off security is added to the Underlying Index on the ex-date at a price of zero (with no divisor adjustment) and will remain in the Underlying Index for at least one trading day. The spin-off security will remain in the Underlying Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the Underlying Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). The weight of the spin-off being deleted is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Companies that are spun off from a constituent of the Underlying Index do not need to meet the eligibility criteria for new constituents, but they should be considered U.S. domiciled for index purposes. At the discretion of the Index Committee, a spin-off company may be retained in the Underlying Index if the Index Committee determines it has a total market capitalization representative of the Underlying Index. If the spin-off company’s estimated market capitalization is below the minimum unadjusted company market capitalization for the Underlying Index but there are other constituent companies in the Underlying Index that have a significantly lower total market capitalization than the spin-off company, the Index Committee may decide to retain the spin-off company in the Underlying Index.

Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Deletion

The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Any company that is removed from the Underlying Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index must wait a minimum of one year from its removal date before being reconsidered as a replacement candidate for the Underlying Index.

Recalculation Policy

The Index Sponsor reserves the right to recalculate and republish the Underlying Index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed or misapplied corporate action; (3) incorrect application of an index methodology; (4) late announcement of a corporate action; or (5) incorrect calculation or data entry error. The decision to recalculate the Underlying Index is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from a recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed or misapplied corporate action, a late announcement of a corporate action, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, generally the Underlying Index is recalculated. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the Underlying Index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the Underlying Index following specified guidelines. In the event that the Underlying Index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the Underlying Index are calculated by the Index Sponsor based on the closing price of the individual constituents of the Underlying Index as set by their primary exchange. Closing prices are received by the Index Sponsor from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Official end-of-day calculations are based on each stock’s primary market closing price. Prices used for the calculation of real time index values are based on the “Consolidated Tape.” The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the Index Sponsor’s website at spglobal.com indicating any changes to the prices used in Underlying Index calculations. In extreme circumstances, the Index Sponsor may decide to delay index adjustments or not publish the Underlying Index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, the Index Sponsor is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. The Index Sponsor’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, the Index Sponsor also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, the Index Sponsor will take the following actions:

Market Disruption Prior to Open of Trading:

             (i)           If all exchanges indicate that trading will not open for a given day, the Index Sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

             (ii)           If exchanges indicate that trading, although delayed, will open for a given day, the Index Sponsor will begin index calculation when the exchanges open.

Market Disruption Intraday:

             (i)           If exchanges indicate that trading will not resume for a given day, the Underlying Index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday Underlying Index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Principal Risks

As with all investments, you can lose money by investing in the units of the trust. The trust also might not perform as well as you expect. This can happen for several reasons, including the following:

•	The trust’s investment objective is designed to be achieved only if you purchase units at the Inception Value and hold them until the Maturity Date. The trust’s investment objective has not been designed to deliver on its objective if the units are bought at prices different than the Inception Value or are redeemed prior to the Maturity Date. Prior to the Maturity Date, the value of the trust’s portfolio could vary because of related factors other than the value of the Reference Asset. Certain related factors include interest rates, implied volatility levels and dividend yields of the Reference Asset, implied dividend levels of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and general market conditions.

•	Security prices will fluctuate. The value of your investment may fall over time. Amounts available to distribute to unitholders upon dissolution of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed. Upon dissolution of the trust and at any other point in time, the units may be worth less than your original investment. The value of the units will decrease over time by the trust annual fees and expenses.

•	Return on the units is subject to a capped return and limited downside protection. The maximum gain or loss for units purchased at their Inception Value and held for the life of the trust is based on the value of the Reference Asset and subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately 20.02% over the Initial Reference Value as of the Options Expiration Date, the amount per unit will be capped at the Maximum Amount per Unit and their performance will be less than any performance of the Reference Asset of greater than 20.02%. Because the Buffer is designed to protect only against Reference Asset declines relative to the Initial Reference Value over the life of the trust of 20.00%, unitholders may experience significant losses on their investment and potentially as much as 78.00% of their investment, if the value of the Reference Asset declines by more than the Buffer. Due to trust fees and expenses, at the Maturity Date the value of the units, and the effect of the Buffer, will be reduced, and the Maximum Loss per Unit will be subject to increase. See “Principal Investment Strategy—Hypothetical Performance Return Examples.” You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Maturity Date, if Options are otherwise terminated by the trust prior to expiration, due to redemptions or otherwise, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

•	Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total loss per unit which can be greater than the Maximum Loss. The trust’s ability to provide the Equal Upside, the Capped Return and limited downside protection via the Buffer is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Maturity Date. The return on units purchased at a price that is higher than the Inception Value will be less than for units purchased at the Inception Value. For example, if units are purchased at a price of $10.50 per unit, and the Reference Asset increases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately 14.30%, whereas such return would equal 20.02% if such units would have been bought at the Inception Value. Conversely, if the Reference Asset decreases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately -14.29%, whereas such return would equal -10.00% if units would have been bought at the Inception Value.

•	Investors will have little or no return if they purchase units at or near the Capped Return. As shown in the table on pages 5 and 6, as the unit price increases, the maximum total return per unit purchased will decrease, and the maximum loss per unit purchased will increase.

•	Investors who redeem units before the Maturity Date may lose money even if the value of the Reference Asset has increased by then.

•	You may lose a significant portion (up to 78.00%) of your investment. The trust does not provide principal protection and you may not receive the return of the capital you invest.

•	The trust might not achieve its objective in certain circumstances. Certain circumstances under which the trust might not achieve its objective are if the trust disposes of Options due to redemptions or otherwise, if the trust is unable to maintain the proportional relationship based on the number of Option contracts of the Options in the trust’s portfolio, or because of trust expenses or due to adverse tax law changes affecting treatment of the Options.

•	The value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

•	The values of the Options do not increase or decrease at the same rate as the Reference Asset. The Options are all European style options, which means that they will be exercisable at the strike price only on the Options Expiration Date. Prior to the Options Expiration Date, the value of the Options will be determined based upon market quotations or using other recognized pricing methods. The value of the Options prior to the Options Expiration Date may vary because of related factors other than the value of the Reference Asset. Factors that may influence the value of the Options are interest rate changes, implied volatility levels of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and general economic conditions, among others.

•	The trust may experience substantial exposure to losses from the Options.

•	Credit risk is the risk an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

•	Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the Reference Asset or its constituents would have.

•	Cash balances may be insufficient to meet any or all expenses of the Trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to make such payments. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective. You could experience a dilution of your investment if we increase the size of the trust as we sell units. There is no assurance that your investment will maintain its size or composition.

•	The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by a large unitholder. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

•	Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options, including in response to a redemption request, may require the payment of a premium or acceptance of a discounted price and may take longer to complete, in which case unitholders may realize a return that is higher or lower than the intended returns. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units.

•	It is not anticipated that there will be an existing market for options with the same customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options. A unitholder who elects to receive a Distribution In Kind (as defined below) may receive an option. There can be no assurance that a liquid secondary market for the options will exist.

•	Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options which could impact the value received or paid for units.

•	Creation of additional units subsequent to the initial deposit may alter the proportional relationship based on the number of Option contracts in the portfolio. If the trust is unable to maintain the proportional relationship between the Options in the portfolio, it may be unable to achieve its objective.

•	On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy the same securities even if their market value declines.

•	Tax risk. The trust intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the trust’s taxable income will be subject to tax at the trust level and to a further tax at the unitholder level when such income is distributed. See “Investment Risks—Tax Risks” and “Taxes” sections in this prospectus for further information.

Who Should Invest

You should consider this investment if you want:

•	to own securities representing interests in Options in a single investment.

•	the potential for capital appreciation on the Reference Asset subject to a cap.

•	to forego gains greater than the Capped Return.

•	a growth-oriented investment that will receive no periodic distributions.

•	to accept the risk of as much as a 78.00% loss of your investment, decreased by the trust’s fees and expenses.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in option contracts.

•	are uncomfortable with exposure to the risks associated with the Options.

•	are uncomfortable with a return that depends upon the performance of the Reference Asset.

•	are uncomfortable foregoing gains greater than the Capped Return.

•	are uncomfortable with the risk that you may lose as much as 78.00% of your investment.

•	are not willing to be subject to a maximum return that is less than the Capped Return, and potentially much less, or a loss that can be greater than the Maximum Loss, if units are purchased at a price above the Inception Value.

•	are uncomfortable with not receiving any income or periodic distributions.

•	are uncomfortable with the negative effect of the trust’s fees and expenses.

•	cannot hold the units until the Maturity Date.

Summary Information

Unit price at inception:*	$10.368, or $10.161 for Fee Accounts, subject to a Wrap Fee
Inception date:	December 17, 2021
Maturity Date:	March 28, 2024
Estimated net annual distribution per unit:	$0.00
Annual Distribution dates:	25th day of December
Annual Record dates:	10th day of December
Initial distribution date:	December 25, 2022
Initial record date:	December 10, 2022
CUSIP Number
Standard Accounts:	55247F491
Fee Based Accounts:	55247F483
Minimum investment:	100 units

*As of December 17, 2021, and may vary thereafter.

Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10.368 public offering price for standard accounts. If units of the trust are purchased for a Fee Account subject to a Wrap Fee, then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the concession of 2.00% received by authorized brokers and dealers who are participating in the distribution of the units, but will be subject to the maximum distribution fee net of such concession amount, plus the organization costs. Please refer to “Fee Accounts” under “How To Buy Units.” Actual expenses may vary.

Distribution Fee	As a % of Public Offering Price	Amount per Unit ($)
Initial distribution fee (2)	0.50%	$0.052
Initial sales concession (2)	2.00%	$0.207
Creation and development fee (3)	0.75%	$0.078
Maximum distribution fee (1)	3.25%	$0.337

Organization costs (4)	0.30%	$0.031

Annual Operating Expenses (5)	As a % of Net Assets	Amount per Unit ($)
Trustee fee (6)	0.12%	$0.012
Supervisory, evaluation and administration fees (7)	0.10%	$0.010
Other	0.06%	$0.006
Total	0.28%	$0.028

(1)       The maximum distribution fee includes an initial distribution fee, the initial sales concession and the creation and development fee to compensate the sponsor for creating and developing the trust. The maximum distribution fee is equal to 3.25% of the public offering price per unit. Investors are obligated to pay the entire applicable maximum distribution fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(2)       The price that you pay to purchase units of the trust includes an initial distribution fee and the initial sales concession. The sum of the initial distribution fee and the initial sales concession is equal to the difference between the maximum distribution fee (maximum of 3.25% of the public offering price per unit) and the creation and development fee. Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive a concession of 2.00% of the public offering price per unit at the time such units are purchased.  The initial distribution fee for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial distribution fee and the initial sales concession will vary as the public offering price varies.  As such, if the public offering price exceeds $10.368 per unit, the initial distribution fee and the initial sales concession will be greater than the percentage and dollar amount provided above.  Despite the variability of the initial distribution fee and the initial sales concession, each investor is obligated to pay the entire applicable maximum distribution fee that is applicable, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(3)       The sponsor receives the creation and development fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is fixed at $0.078 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately 1 month from the Inception Date. The sponsor pays this fee to the portfolio consultant. Units purchased after the close of the initial offering period will not be subject to the creation and development fee. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage amount of the creation and development fee will vary as the public offering price varies. The percentage amount that constitutes the creation and development fee as set forth above is based on a $10.368 per unit public offering price as of the Inception Date. As such, if the public offering price is less than $10.368 per unit, the creation and development fee will be greater on a percentage basis than the percentage provided above.

(4)       The organizational cost is fixed at $0.031 per unit. As it is assessed on a fixed dollar amount per unit, it will vary over time as a percentage of the public offering price per unit and is paid by the trust at the close of the initial offering period, which is expected to be approximately 1 month from the Inception Date. To the extent the actual organization costs are greater than the estimated amount of $0.031 per unit of the trust, only the estimated organization costs will be charged to the trust.

(5)       Operating expenses do not include brokerage costs and other transactional fees, or other custody charges. The trust is responsible for the annual operating expenses. The estimated operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected.

(6)       Trustee fees are a minimum of $10,000 per annum.

(7)       Supervisory, evaluation and administration fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fees paid for providing these services be more than the actual cost of providing such services in such year.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5.00%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$382

2-years	$409

2.28-years	$417

m+ funds Trust, Series 1-24

TRUST PORTFOLIO

As of December 17, 2021

FLEX Options (2)	Reference Asset	Options Expiration Date	Strike Price as a % of Initial Reference Value	% of Net Assets	Number of Contracts	Market Value per Contract (1)	Cost of Securities to Trust (1)
Purchased Call Options (3)	SPY(4)	March 28, 2024	2.00%	94.63%	3	$44,140	$132,420
Purchased Put Options (3)	SPY(4)	March 28, 2 024	100.00%	13.02%	3	$6,072	$18,216
Total Purchased Options				107.65%			$150,636

Written Call Options (3)	SPY(4)	March 28, 2024	120.02%	(3.41)%	3	$1,592	$(4,776)

Written Put Options (3)	SPY(4)	March 28, 2024	80.00%	(6.23)%	3	$2,908	$(8,724)
Total Written Options				(9.65)%			$(13,500)

Total Options				98.00%			$137,136

Notes to Portfolio
Alaia Capital, LLC is the evaluator of the trust. Alaia Capital, LLC determined the initial prices of the securities shown under “Portfolio” in this prospectus as of the close of business on the day before the date of this prospectus.

(1) The value of FLEX Options is based on the last quoted price for the Options where readily available and appropriate. In cases where the Options were not traded on a valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the Options may be based on the last asked or bid price provided by dealers active in market-making of securities similar to the Options in the over-the-counter market if available and appropriate. During the initial offering period the determination for the Purchased Call and Put Options will generally be on the basis of ask prices and for the Written Call and Put Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call and Put Options will generally be on the basis of bid prices and for the Written Call and Put Options will generally be on the basis of ask prices.

If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion. To determine the fair value of the Options, where and if available, the evaluator may use values generated using third party valuation services. The evaluator may also generate their own model-based valuations of the Options, including using the Black-Scholes model for option valuation and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investment as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Purchased Options	$0	$150,636	$0
Written Options	0	(13,500)	0
Total	$0	$137,136	$0

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the trust) are $137,184 and $(48) respectively

(2) Each Option contract entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the Call Options) or sell (for the Put Options) 100 shares of the Reference Asset at the strike price.

(3) This is a non-income producing security.

(4) SPY is the ticker symbol for the SPDR® S&P 500® ETF Trust.

Hypothetical Option Expiration Examples

The following table illustrates the expected payments due on the Options on the Options Expiration Date and examples of hypothetical trust gains and losses for units held from the date the Option strikes are set to the scheduled Maturity Date. These amounts are not inclusive of the maximum distribution fee and all other trust fees and expenses. The examples do not take into consideration transaction fees which may be charged by certain broker-dealers for processing transactions. The examples are based on various hypothetical values of “Reference Asset Returns” (Final Reference Value/Initial Reference Value - 100%) over the life of the trust, and the consequent expected values of the Options. Reference Asset Returns represent the percentage price increase or decrease in the Reference Asset from the time when the Option strike prices are set to the close of the market on the Options Expiration Date.

The table below is a hypothetical illustration of the mathematical principles underlying the trust’s investment strategy and the expected value of the Options on the Options Expiration Date. The amounts under “Hypothetical final distribution on Maturity Date per unit” and “Hypothetical return per unit” are net of all estimated fees and expenses. The illustration does not predict or project the performance of units, the trust or the trust’s investment strategy. For an explanation of the Option computations, please refer to the discussion under “Principal Investment Strategy.”

The amount shown in the table below under “Estimated trust expenses per unit (over life of trust)” is only an estimate of the annual operating expenses per unit and based on an assumed trust’s Inception Value on the trust inception date of $10.000. The “Cash value per unit” is the amount of cash and/or cash equivalents per unit on the trust inception date. The “Sub-total per unit” is the sum of the “Net Payments on Options on Options Expiration Date” and the “Cash value per unit.” The amount shown under “Hypothetical final distribution on Maturity Date per unit” is the sum of the “Sub-total per unit” minus “Estimated trust expenses per unit (over life of trust).” The amount shown under “Hypothetical return per unit on initial net asset value” is the “Hypothetical final distribution on Maturity Date per unit” divided by the net asset value per unit at inception. Units will not be purchased at the net asset value but at the public offering price. The amount shown under “Hypothetical return per unit on initial public offering price – Fee Accounts” is the “Hypothetical final distribution on Maturity Date per unit” divided by the initial public offering price per unit for Fee Accounts, subject to a Wrap Fee. The amount shown under “Hypothetical return per unit on initial public offering price” is the “Hypothetical final distribution on Maturity Date per unit” divided by the initial public offering price per unit. Amounts are rounded for ease of understanding. The actual amounts that you receive or actual losses that you experience may vary from these estimates with the actual value of the Options on the Options Expiration Date, changes in expenses, if Options are otherwise terminated by the trust prior to expiration due to redemptions or otherwise, or a change in the proportional relationship of the Options based on the number of Option contracts.

The table below and the written examples that follow all assume a life of trust of 2.28 years, a Buffer of 20.00%, a Capped Return of 20.02%, a Maximum Loss per Unit of $7.800, a public offering price at inception of $10.368 or $10.161 for units purchased in Fee Accounts subject to a Wrap Fee, and an Inception Value per unit of $10.000. The actual Buffer, Maximum Loss per Unit, Capped Return, public offering price, Inception Value, life of trust, estimated trust expenses per unit and other estimates will likely differ and some will be set at the close of regular trading on the New York Stock Exchange on the date prior to the inception date.

The returns in the table below under “Hypothetical return per unit on the Inception Value of $10” can only be achieved under the stated assumptions and only if units are purchased at the Inception Value and are held until the Maturity Date.

Hypothetical Reference Asset Return	Net payment on Options on Options Expiration Date per unit	Cash value per unit	Sub-total per unit	Estimated trust expenses per unit (over life of trust)	Hypothetical final distribution on Maturity Date per unit	Hypothetical return per unit on initial net asset value of $10	Hypothetical return per unit on initial public offering price - Fee Accounts	Hypothetical return per unit on initial public offering price - Standard Accounts
55%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
50%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
45%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
40%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
35%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
30%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
25%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
20%	11.80	0.20	12.00	0.06	11.94	19.40%	17.51%	15.16%
15%	11.30	0.20	11.50	0.06	11.44	14.40%	12.59%	10.34%
10%	10.80	0.20	11.00	0.06	10.94	9.40%	7.67%	5.52%
5%	10.30	0.20	10.50	0.06	10.44	4.40%	2.75%	0.69%
0%	9.80	0.20	10.00	0.06	9.94	-0.60%	-2.18%	-4.13%
-5%	9.80	0.20	10.00	0.06	9.94	-0.60%	-2.18%	-4.13%
-10%	9.80	0.20	10.00	0.06	9.94	-0.60%	-2.18%	-4.13%
-15%	9.80	0.20	10.00	0.06	9.94	-0.60%	-2.18%	-4.13%
-20%	9.80	0.20	10.00	0.06	9.94	-0.60%	-2.18%	-4.13%
-25%	9.30	0.20	9.50	0.06	9.44	-5.60%	-7.10%	-8.95%
-30%	8.80	0.20	9.00	0.06	8.94	-10.60%	-12.02%	-13.77%
-35%	8.30	0.20	8.50	0.06	8.44	-15.60%	-16.94%	-18.60%
-40%	7.80	0.20	8.00	0.06	7.94	-20.60%	-21.86%	-23.42%
-45%	7.30	0.20	7.50	0.06	7.44	-25.60%	-26.78%	-28.24%
-50%	6.80	0.20	7.00	0.06	6.94	-30.60%	-31.70%	-33.06%
-55%	6.30	0.20	6.50	0.06	6.44	-35.60%	-36.62%	-37.89%
-60%	5.80	0.20	6.00	0.06	5.94	-40.60%	-41.54%	-42.71%
-65%	5.30	0.20	5.50	0.06	5.44	-45.60%	-46.46%	-47.53%
-70%	4.80	0.20	5.00	0.06	4.94	-50.60%	-51.38%	-52.35%
-75%	4.30	0.20	4.50	0.06	4.44	-55.60%	-56.30%	-57.18%
-80%	3.80	0.20	4.00	0.06	3.94	-60.60%	-61.22%	-62.00%
-85%	3.30	0.20	3.50	0.06	3.44	-65.60%	-66.15%	-66.82%
-90%	2.80	0.20	3.00	0.06	2.94	-70.60%	-71.07%	-71.64%
-95%	2.30	0.20	2.50	0.06	2.44	-75.60%	-75.99%	-76.47%
-100%	2.00	0.20	2.20	0.06	2.14	-78.60%	-78.94%	-79.36%

The table above is provided for illustrative purposes only and is hypothetical. The public offering price per unit at inception is $10.368 or $10.161 for Fee Accounts subject to a Wrap Fee, so only “Hypothetical final distribution on Maturity Date per unit” levels over this amount represent a positive return on an investment in units purchased at this price. Amounts below represent a loss. Also, the actual Buffer, Capped Return, Maximum Loss per Unit, public offering price, Inception Value, estimated trust expenses per unit and other estimates will likely differ and some will be set at the close of regular trading on the New York Stock Exchange on the date prior to the inception date. The table above does not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset. No one can predict the Final Reference Value or the value of the Options on the Options Expiration Date. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or the gain or loss on trust units.

These examples are merely intended to illustrate the operation of the Options at the Options Expiration Date and the amount per unit that the trust would receive in certain situations at the Maturity Date. These examples also illustrate how the gains or losses to the trust from the Options vary depending on the performance of the Reference Asset. These examples assume that the units were purchased at the trust’s inception based on the stated assumptions and held until the trust’s dissolution date, and that the Options are held by the trust to the Options Expiration Date on June 30, 2023.

For example, based on the stated assumptions, if the hypothetical Reference Asset Return was 40%, then, at the Maturity Date:

•	the trust would receive a net payment on the Options expected to be approximately $11.80 per unit at the Options Expiration Date;

•	approximately $0.14 in cash per unit would remain after paying all estimated trust fees and expenses; and

•

the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $10.368 would be approximately 15.16% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $10.161 would be approximately 17.51% net of estimated trust fees and expenses.

Or, if the hypothetical Reference Asset Return was 10%, then, at the Maturity Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $10.80 per unit at the Options Expiration Date;

•	approximately $0.14 in cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $10.368 would be approximately 5.52% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $10.161 would be approximately 7.67% net of estimated trust fees and expenses.

Or, if the hypothetical Reference Asset Return was –5%, then, at the Maturity Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $9.80 per unit at the Options Expiration Date;

•	approximately $0.14 in cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $10.368 would be approximately -4.13% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $10.161 would be approximately -2.18% net of estimated trust fees and expenses.

Or if the hypothetical Reference Asset Return was –25%, then, at the Maturity Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $9.30 per unit at the Options Expiration Date;

•	approximately $0.14 in cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $10.368 would be approximately -8.95% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $10.161 would be approximately -7.10% net of estimated trust fees and expenses.

These examples do not show the past performance of the Reference Asset or any investment. These examples are for illustrative purposes only, are based on the stated assumptions, and are not intended to be indicative of future results of the Reference Asset, the Options or the trust’s units.

You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Maturity Date, if Options are otherwise terminated by the trust prior to expiration due to redemptions or otherwise, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related or other expenses. Further, in certain situations the trust may terminate prior to the Maturity Date. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information.

Reference Asset Past Performance

We obtained the historical information about the Reference Asset in the graph below from publicly available sources. We have not independently verified the accuracy or completeness of the information obtained from publicly available sources.

The following graph is based on the daily historical performance of the Reference Asset in the period from December 15, 2011 through December 15, 2021.

This historical data on the Reference Asset is not necessarily indicative of its future performance or what the value of the units may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth above is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the units. The historical data of the Reference Asset does not reflect any historical or estimated historical performance of the trust’s investment strategy as the historical data does not reflect the application of the Capped Return or the Maximum Amount per Unit, the Buffer or the Maximum Loss per Unit, nor does the historical data reflect the payment by the trust of any fees or expenses.

Before investing in the units, you should consult publicly available sources for the levels of the Reference Asset.

How To Buy Units

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. The public offering price of units includes:

•	the net asset value per unit, plus

•	cash to pay organization costs, plus

•	the maximum distribution fee, plus

•	accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received at a designated time prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust. If we receive your order on or prior to such designated time or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after such time, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities: We, through the evaluator, determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

To determine the fair value of the FLEX Options, where available, we will start the last quoted prices for the Options where readily available and appropriate. In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the Options may be based on the last asked or bid price provided by dealers active in market-making of securities similar to the Options in the over-the-counter market, if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate, each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion. To determine the fair value of the Options, where and if available, the evaluator may use values generated using third party valuation services. The evaluator may also generate their own model-based valuations of the Options, including using the Black-Scholes model for option valuation and using current market quotations and ask/bid prices for comparable listed options that are more actively traded.

During the initial offering period the determination for the Purchased Call and Put Options will generally be on the basis of ask prices and for the Written Call and Put Options generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call and Put Options will generally be on the basis of bid prices and for the Written Call and Put Options generally be on the basis of ask prices. The ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the Options.

Alaia Capital, LLC determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount to pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee, initial fees and expenses paid to the portfolio consultant, if any, and, if applicable, any license provider, and the initial audit.

Distribution Fee. You pay a fee in connection with purchasing units. We refer to this fee as the “maximum distribution fee.” The maximum distribution fee equals 3.25% of the public offering price per unit. The maximum distribution fee consists of the initial distribution fee, the initial sales concession and the creation and development fee. You pay the maximum distribution fee at the time you buy units other than for units purchased in Fee Accounts subject to a Wrap Fee. Based on a $10.368 per unit public offering price on the Inception Date, the sum of the initial distribution fee and the initial sales concession per unit is 2.50% of the public offering price (i.e., a maximum distribution fee per unit of 3.25% of the public offering price minus a creation and development fee of $0.078 per unit). The initial distribution fee for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ.

The creation and development fee is a fixed dollar amount per unit and the trust must charge this amount per unit regardless of any decrease in net asset value. If you buy units at prices of less than the initial public offering price per unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.75% of the public offering price per unit.

Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive a concession equal to 2.00% of the then applicable public offering price per unit at the time such units are purchased.

Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial distribution fee and the initial sales concession will vary as the public offering price varies. As such, if the public offering price exceeds $10.368 per unit, the initial distribution fee and the initial sales concession will be greater than the percentage and dollar amount provided in the Fees and Expenses Table. Despite the variability of the initial distribution fee and the initial sales concession, each investor is obligated to pay the entire applicable maximum distribution fee.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of trusts sponsored by us in the dollar amounts shown below may, at our sole discretion, be entitled to up to the following additional sales concession on primary market sales of units sponsored by us:

Total Sales (in millions)	Additional Concession

$5 but less than $10	0.035%

$10 but less than $150	0.05%

$150 but less than $250	0.075%

$250 but less than $1,000	0.100%

$1,000 but less than $5,000	0.125%

$5,000 but less than $7,500	0.150%

$7,500 or more	0.175%

Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a concession, but such units may, at our sole discretion, be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making units of the trust available to their customers on an agency basis. A portion of the concession paid by these customers may be kept by or given to the banks in the amounts shown above.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the concession of 2.00% received by authorized brokers and dealers who are participating in the distribution of the units, but will be subject to the maximum distribution fee, net of such concession amount, plus the organization costs. Further, for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust, the initial distribution fee included in the maximum distribution fee may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ.

Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Summary Information,” but such amounts may vary depending on your selling firm.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Employees. We waive the initial sales concession and the initial distribution fee for purchases made by officers, directors and employees of the sponsor, the portfolio consultant, evaluator and its affiliates and their family members (spouses, children and parents), or by registered representatives of selling firms for the units and their family members (spouses, children or parents). These purchases are not subject to the initial sales concession and the initial distribution fee but will be subject to the creation and development fee and the organization costs. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

How To Sell Your Units

You can sell or redeem your units on any business day on which the New York Stock Exchange is open through your financial professional or the trustee of the trust. Unit prices are available through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any creation and development fee if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any creation and development fee or organizational costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may redeem all or a portion of your units directly with the trustee, The Bank of New York Mellon, on any day on which the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any creation and development fee or organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request properly transmitted prior to a designated time before the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after such designated time, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Commission permits. The trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

Distributions In Kind. Unitholders tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of trust assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that (1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the options and securities that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio, (2) the sponsor and the trustee have received documentation for the Distribution In Kind in form and substance satisfactory to the sponsor and the trustee, (3) the unitholder has elected the Distribution In Kind at least thirty business days prior to the Maturity Date, and (4) the unitholder maintains an options-eligible account at a broker-dealer. The Distribution In Kind option may be terminated, modified or discontinued at any time by the sponsor without notice, and the sponsor reserves the right, in its sole discretion, to reject any request for a Distribution In Kind.

If the unitholder meets the requirements discussed above, the trustee, as directed by the portfolio consultant, may make a Distribution In Kind to a designated options-eligible account of the unitholder consisting of a non-fractional pro-rata distribution of each of the Options owned by the trust and cash. As a tendering unitholder, you will receive your pro-rata number of Options that make up the portfolio, and cash from the income and capital accounts. If funds in the income and capital account (each as defined below under “Distributions”) are insufficient to cover the required cash distribution to the tendering unitholder, the sponsor may cause the trust to sell Options in order to make funds available. To the extent that Options are sold or redeemed in kind, the size of the trust will, and the diversity of the trust’s portfolio assets may, be reduced but each remaining unit will continue to represent the same proportional interest in each Option remaining in the portfolio. Sales may be required at a time when Options would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Options in the portfolio at the time of redemption. Unitholders may incur transaction costs, including transaction costs associated with liquidating Options received through a Distribution In Kind, and any such Options received will be subject to market risk until sold. In the event that any Options received in kind are illiquid, unitholders will bear the risk of not being able to sell such Options in the near term, or at all.

Notwithstanding the foregoing, if, as a result of its secondary market activities or the receipt of redemption requests from other unitholders, the unitholder requesting the Distribution in Kind is the sponsor or an affiliated person of the trust, the portfolio consultant may direct the trustee to make a Distribution In Kind to such unitholder provided that the portfolio consultant determines that no one with a pecuniary incentive to influence the Distribution In Kind will influence selection of the distributed securities, the Distribution In Kind consists of a pro rata distribution of all trust securities, and the Distribution In Kind does not favor the sponsor or such affiliated person to the detriment of any other unitholder.

Distributions

Distributions. The trust generally pays distributions of its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under the “Summary Information” section of this prospectus. In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

Interest and dividends received by the trust, is credited by the trustee to the trust’s “income account.” Other receipts are credited to the “capital account.” After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, income received will be distributed on each distribution date to unitholders of record as of the preceding record date, provided that all distributions will be net of fees and expenses. Consequently, if fees and expenses are higher that the funds received in the income account, no distributions will be made. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $0.10 per unit.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Estimated Distributions. The estimated net annual interest income per unit as of the close of business the day before the trust’s inception date is shown under the “Summary Information” section of this prospectus. This amount assumes no changes in trust fees and expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of bonds, if any, prior to the stated maturity date of the bonds. The actual distributions that you receive, if any, will vary from this estimate with changes in expenses, interest rates and maturity, call, default or sale of bonds.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the portfolio assets in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, the value of the Reference Asset and inflation. While the Options are related to the performance of the Reference Asset, the return on the Options depends on the level of the Reference Asset at the Options Expiration Date. The Options Expiration Date is September 29, 2023. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Pandemic risk. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

Options risk. The value of the Options will be affected by, among other factors, changes in the value of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and the remaining time to the Options Expiration Date. The value of the Options does not increase or decrease at the same rate as the level of the Reference Asset (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset. The value of the Written Options may reduce the value of your units. The Written Options create an obligation to potentially make a payment in contrast to the Purchased Options, which create an obligation to potentially receive a payment. As the value of the Written Option contracts increases, it has a negative impact on the value of your units. The trust may experience substantial downside risk from specific option contracts positions and certain option contract positions may expire worthless.

Reference Asset performance. The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the value of the Reference Asset rises or falls. The settlement value of the Options is based on the value of the Reference Asset on the Options Expiration Date, and will be substantially determined by market conditions and the value of the Reference Asset as of such time. The value of the Reference Asset will fluctuate over time based on changes in the price of the securities comprising the Underlying Index, all of which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States.

Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as the guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

Return on the units is subject to a capped return and limited downside protection. The maximum gain or loss for units purchased at their Inception Value and held for the life of the trust is based on the value of the Reference Asset and subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately 20.02% over the Initial Reference Value as of the Options Expiration Date, the amount per unit will be capped at the Maximum Amount per Unit and their performance will be less than any performance of the Reference Asset of greater than 20.02%. If the Reference Asset declines relative to the Initial Reference Value over the life of the trust by 20.00% or more, unitholders may experience losses of up to 78.00% on their investment. Due to trust fees and expenses, at the Maturity Date the value of the units, and the effect of the Buffer, will be reduced, and the Maximum Loss per Unit will be subject to increase. See “Principal Investment Strategy—Hypothetical Performance Return Examples.” You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Maturity Date, if Options are otherwise terminated by the trust prior to expiration due to redemptions or otherwise, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total loss per unit which can be greater than the Maximum Loss. The trust’s ability to provide Equal Upside, the Capped return, and limited downside protection via the Buffer is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Maturity Date. The return on units purchased at a price that is higher than the Inception Value will be less than for units purchased at the Inception Value. For example, if units are purchased at a price of $10.50 per unit, and the Reference Asset increases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately 14.30%, whereas such return would equal 20.02% if such units would have been bought at the Inception Value, in each case excluding the effect of the trust’s fees and expenses. Conversely, if the Reference Asset decreases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately -14.29%, whereas such return would equal -10.00% if units would have been bought at the Inception Value, in each case excluding the effect of the trust’s fees and expenses.

Investors will have little or no return if they purchase units at or near the Capped Return. As shown in the table on pages 5 and 6, as the unit price increases, the maximum total return per unit purchased will decrease, and the maximum loss per unit purchased will increase

Price Fluctuation Risk. The Option payouts depend on the level of the Reference Asset. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the value of the Reference Asset. The value of the Reference Asset will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the securities of the issuers comprising the Underlying Index and other factors.

Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

Legislation risk. Congress may consider changes to the Internal Revenue Code in the future that would have an impact on the trust. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC. This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

The trust’s investments in offsetting positions with respect to the Reference Asset may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust. Such short-term capital gain is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. As a result, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Maturity Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by a large unitholder. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options, including in response to a redemption request, may require the payment of a premium or acceptance of a discounted price and may take longer to complete, in which case unitholders may realize a return that is higher or lower than the intended returns. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options. A unitholder who elects to receive a Distribution In Kind may receive Options. There can be no assurance that a liquid secondary market for Options received in a Distribution In Kind will exist.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Maturity Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Buffer and the Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the valuation of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

Investors who redeem units before the Maturity Date may lose money even if the value of the Reference Asset has increased by then.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Asset

The respective sponsor, publisher, or investment adviser of the Reference Asset or the Underlying Index (each, a “Reference Asset Publisher”) may adjust the Reference Asset or the Underlying Index in a way that affects its value, and they have no obligation to consider your interests.

A Reference Asset Publisher can change the investment policies of the Reference Asset or the policies concerning the calculation of the Reference Asset’s net asset value, or add, delete, or substitute the underlying assets held by the Reference Asset or the components included in the Underlying Index, as the case may be, or make other methodological changes that could change the value of the Reference Asset or the Underlying Index. Additionally, a Reference Asset Publisher may alter, discontinue, or suspend calculation or dissemination of the Reference Asset, the net asset value of the Reference Asset, or the Underlying Index. Any of these actions could adversely affect the value of the Options and the units. The Reference Asset Publishers will have no obligation to consider your interests in calculating or revising the Reference Asset or the Underlying Index.

Trading and hedging activities by us and our affiliates may affect your return on the units and their market value. We and our affiliates may buy or sell shares of the Reference Asset or any of its underlying assets, or futures or options contracts on the Reference Asset or any of its underlying assets. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Reference Asset in a manner that could be adverse to the return on the Options and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Reference Asset or any of the Reference Asset’s underlying assets. Consequently, the value of the Reference Asset or any of the Reference Asset’s underlying assets may decrease subsequently, adversely affecting the value of the Units.

We or one or more of our affiliates may purchase or otherwise acquire a long or short position in the units, and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities, or any related hedging activities, will not adversely affect the value of the Options, the Reference Asset or the return on the units.

The performance of the Reference Asset and the performance of the Underlying Index may vary. An exchange traded fund is generally designed to track the performance of its underlying index. The performance of the Reference Asset and that of the Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index. This could be due to, for example, the Reference Asset not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Reference Asset, differences in trading hours between the Reference Asset (or the underlying assets held by the Reference Asset) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Reference Asset may differ from its net asset value per share; shares of the Reference Asset may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of the Underlying Index over the same period. Because of this variance, the return on the Options and the units, to the extent dependent on the performance of the Reference Asset may not be the same as an investment directly in the securities included in the Underlying Index or the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

Trust Administration

Trust. m+ funds Trust (the “trust”) is a Delaware statutory trust organized in series and a unit investment trust registered under the Investment Company Act of 1940. We formed the trust under a master trust agreement (the “master trust agreement”) by and among the original depositor/sponsor, Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement, as amended, by means of a series trust agreement (a “series trust agreement”), Axio Financial LLC will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series. Each series trust agreement incorporates the standard terms and conditions of trust for the market linked trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor. Any reference below in this prospectus to the “trust agreement” means the master trust agreement, as amended, and the applicable series trust agreement, as the context requires.

To create the trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of the trust to us. Each unit represents an undivided interest in the assets of the trust. These units remain outstanding until redeemed or until the trust terminates.

Changing Your Portfolio. The trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The trust will generally buy and sell securities:

•	to pay expenses in the event there is no cash to pay such expenses,

•	to issue additional units or redeem units,

•	in limited circumstances to protect the trust,

•	to make required distributions or avoid imposition of taxes on the trust, or

•	as permitted by the trust agreement.

When the trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and distribution fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the trust buys the securities. When the trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to various brokers including those that sell units or are affiliated with us, the portfolio consultant, the trust or the trustee.

This may impact the proportional relationship of the Options based on the number of Option contracts and impact the trust’s ability to achieve the investment objective. The term “securities,” as used above, includes the Options.

Amending the Trust Agreement. The sponsor, portfolio consultant, evaluator and supervisor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest. We cannot change the trust agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change the trust agreement.

Dissolution of The Trust. The trust will dissolve on the dissolution date set forth under “Summary Information” for the trust. The trustee may dissolve the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning two-thirds of the units in the trust may also vote to dissolve the trust early. The trustee will dissolve the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any distribution fee that you paid.

The trustee will notify you of any dissolution and sell any remaining securities. Beginning nine business days prior to, but no later than, the Maturity Date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your dissolution distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Axio Financial LLC. The sponsor is the principal underwriter of the trust. Axio Financial LLC is a broker-dealer registered under the Securities Exchange Act of 1934. Axio Financial LLC is a limited liability company formed in the state of Delaware on August 14, 2001. The principal office of Axio Financial LLC is 60 East 42nd Street, 26th Floor, New York, New York 10165. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the portfolio consultant may replace it, continue to operate the trust without a sponsor, or dissolve the trust.

Axio Financial LLC and the trust have adopted a code of ethics requiring their employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

The Trustee. The Bank of New York Mellon is the trustee of the trust with unit investment trust division offices located at 240 Greenwich Street 22W Floor, New York, NY 10286 . You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

Portfolio Consultant. Alaia Capital, LLC is the portfolio consultant of your trust with its principal offices located at 60 East 42nd Street, 26th Floor, New York, New York 10165. For its service as portfolio consultant, the trust will pay Alaia Capital, LLC a fee. While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the portfolio consultant manage the trust.

Alaia Capital, LLC and the sponsor Axio Financial, LLC, are affiliated with each other and under common control. Certain employees of Alaia Capital, LLC are registered broker-dealer representatives of Axio Financial LLC. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust dissolution. The portfolio consultant may act in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant may receive compensation based on commissions generated by research and/or sales of units. The portfolio consultant may employ agents, advisors or other third parties in the performance of its duties.

You should note that the selection criteria were applied to the securities for inclusion in the trust prior to the trust’s inception date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the trust.

Distribution Of Units

We sell units to the public through broker-dealers and other firms. We pay part of the distribution fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is a concession of 2.00% at the time of the transaction. No concession is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time. We also reserve the right to decrease, or eliminate, the initial distribution fee under the Fees and Expenses Table for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products, or who provide services that directly or indirectly result in aiding the sale of units of the trust. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by a firm, an agent or an intermediary, the level or expected level of sales of our products by an intermediary or its agents, the placing of our products on a preferred or recommended product list and access to a firm or an intermediary’s personnel. We may make these payments for marketing, origination, promotional or related expenses, including, but not limited to, expenses of entertaining customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar or other activities designed to promote or aid the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. These arrangements will not change the price you pay for your units.

We may register units for sale in various states in the United States. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio” for the trust.

We reserve the right to reject, in whole or in part, any order for the purchase of units.

The sponsor and the portfolio consultant, jointly and severally, reserve the right to change the amount of concessions, additional concessions or agency commissions from time to time. We may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a certain dollar amount of units. Also, we in our discretion may from time to time pursuant to objective criteria established by us pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units. Such payments are made by us out of our own assets, and not out of the assets of the trust. These programs will not change the price unitholders pay for their units or the amount that the trust will receive from the units sold.

Certain commercial banks may be making units available to their customers on an agency basis. A portion or all of the initial sales charge paid by these customers is kept by or given to these banks.

Taxes

This section summarizes the material U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds trust units in a tax-deferred or tax-advantaged account, an investor subject to special tax accounting rules under section 451(b) of the Code, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax rules that differ significantly from those summarized below. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the trust's units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the trust generally must, among other things:

(a)       derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (the income described in this subparagraph (a), “Qualifying Income”);

(b)       diversify its holdings so that, at the end of each quarter of the trust’s taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the trust’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the trust’s total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)       distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular trust investment can depend on the terms and conditions of that investment. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC. This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

If, in any taxable year, the trust were to fail to meet the 90% gross income, diversification or distribution test, described above, the trust could in some cases cure such failure, including by paying a trust-level tax, making additional distributions, or disposing of certain assets. If the trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the trust would not be deductible by the trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

The trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the trust will be subject to tax at regular corporate rates. If the trust retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the trust’s taxable year to its unitholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the trust on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the trust makes this designation, for U.S. federal income tax purposes, the tax basis of units owned by a unitholder of the trust will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the unitholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the unitholder under clause (ii) of the preceding sentence. The trust is not required to, and there can be no assurance that the trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the trust level. To avoid the tax, the trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the trust in October, November or December of that year with a record date in such a month and is paid by the trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the trust’s net investment income. Instead, potentially subject to certain limitations, the trust may carry net capital losses forward from any taxable year to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the trust retains or distributes such gains. If the trust incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryforward losses will retain their character as short-term or long-term.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the trust’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain – the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards – that are properly reported by the trust as capital gain dividends (“Capital Gain Dividends”) will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income. Unitholders will be notified annually as to the U.S. federal tax status of trust distributions.

The trust may recognize taxable gain upon the liquidation of assets to pay cash distributions to redeeming unitholders. In that case, the trust may make distributions (including to non-redeeming unitholders) in order to maintain its qualification as a RIC and to reduce the trust’s taxable income.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the trust.

Distributions are taxable to unitholders even if they are paid from income or gains earned by the trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the trust units). Investors should be careful to consider the tax implications of buying units of the trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

Disposition of Units (including upon the Maturity Date). Upon a sale, exchange or other disposition of trust units (including upon liquidation or dissolution of the trust on the Maturity Date), a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units (including upon liquidation or dissolution of the trust on the Maturity Date). Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition (including upon liquidation or dissolution of the trust on the Maturity Date) will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the trust’s units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Distribution In Kind. Under certain circumstances as described in this prospectus, you may request an in kind distribution of trust assets when you redeem your units. By electing to receive a Distribution In Kind, you will receive trust assets plus, possibly, cash. This distribution is subject to taxation, and you will generally recognize gain or loss, generally based on the value at that time of the trust assets received at the time when the Distribution In Kind is made. The IRS could however assert that a loss could not be currently deducted.

Original Issue Discount. Certain debt securities may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for U.S. federal income tax purposes as interest income that is included in the trust’s income and, therefore, subject to the distribution requirements applicable to RICs, even though the trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security.

Some debt securities may be purchased by the trust at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for U.S. federal income tax purposes (see below).

If the trust holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the trust actually received. Such distributions may be made from the cash assets of the trust or, if necessary, by disposition of trust property including at a time when it may not be advantageous to do so. These dispositions may cause the trust to realize higher amounts of short-term capital gains (generally taxed to unitholders at ordinary income tax rates) and, in the event the trust realizes net capital gains from such transactions, its unitholders may receive a larger Capital Gain Dividend than if the trust had not held such securities.

Market Discount. If the trust purchases in the secondary market a debt security that has a fixed maturity date of more than one year from its date of issuance at a price lower than the stated redemption price of such debt security (or, in the case of a debt security issued with “original issue discount” (described below), a price below the debt security’s “revised issue price”), the excess of the stated redemption price over the purchase price is “market discount.” If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the trust in each taxable year in which the trust owns an interest in such debt security and receives a principal payment on it. In particular, the trust will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the trust at a constant rate over the time remaining to the debt security’s maturity or, at the election of the trust, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the accrued market discount.

Treatment of the Options. The trust’s investments in offsetting positions with respect to the Reference Asset may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the trust, and losses realized by the trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to the trust are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a trust, which is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a trust that did not engage in such transactions. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Maturity Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

More generally, investments by the trust in the Options are subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the trust are treated as ordinary or capital, accelerate the recognition of income or gains to the trust and defer or possibly prevent the recognition or use of certain losses by the trust. The rules could, in turn, affect the amount, timing or character of the income distributed to unitholders by the trust. In addition, because the tax rules applicable to such instruments may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the trust has made sufficient distributions and otherwise satisfied the relevant requirements (including qualifying income and diversification requirements) to maintain its qualification as a RIC and avoid a trust-level tax. Accordingly, while the trust intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the trust as a regulated investment company might be affected. Further, requirements that must be met under the Code in order for the trust to qualify as a regulated investment company, including the qualifying income and diversification requirements applicable to a the trust’s assets may limit the extent to which the trust will be able to engage in transactions in options.

Deductibility of Trust Expenses. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may not be deductible.

Backup Withholding. The trust may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the trust that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s U.S. federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under “—FATCA” or above under “—Backup Withholding.” In general, dividends, other than Capital Gain Dividends, paid by the trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

RICs generally are not required to withhold any amounts (i) with respect to distributions from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a “10-percent shareholder” or a related “controlled foreign corporation,” or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“interest-related dividends”), or (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“short-term capital gain dividends”). Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA” or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of the unitholder. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Expenses

The trust will pay various expenses to conduct its operations. The “Fees and Expenses Table” shows the estimated amount of these expenses.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.078 per unit. No portion of this fee is applied to the payment of distribution expenses of third parties or as compensation for the sales efforts of third parties. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. All monies deposited with or received by the trustee are held by it without interest and the trustee benefits when it holds cash for the trust in such non-interest bearing accounts. The trust will reimburse the portfolio consultant, supervisor, evaluator and sponsor for providing portfolio consulting services, supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to the trust. All of these fees may adjust for inflation without your approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

The trust will pay its general operating expenses. The trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, fees for on-going portfolio consulting services as well as licensing services, costs of taking action to protect the trust, costs of indemnifying the trustee, the portfolio consultant, the evaluator and the sponsor, legal fees and expenses, expenses incurred in contacting you, costs incurred to reimburse the trustee for advancing funds to meet distributions, costs associated with purchasing or liquidating the options held in the trust and any offering related costs incurred after the end of the initial offering period. The trust may pay the costs of updating its registration statement each year. If trust income is insufficient to pay the trust’s expenses, the trust may sell securities to pay the trust expenses.

The trust is responsible for the annual operating expenses including the fee to the trustee, evaluator, general operating expenses, portfolio consulting and licensing fees. The trust may pay the costs of updating its registration statement each year. The sponsor may sell securities to pay the trust expenses.

Legal Matters

Mayer Brown LLP, New York, New York, acts as counsel for the trust. Richards, Layton & Finger, P.A., as special Delaware counsel to the trust, will give a legal opinion as to the validity of the units.

Independent Registered Public Accounting Firm

Grant Thornton LLP, 171 North Clark Street, Suite 200, Chicago, Illinois 60601, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the trust filed with the Commission. The Information Supplement, which was filed with the Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about the trust. You can obtain the Information Supplement by contacting us or the Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders

m+ funds Trust, Series 1-24

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 24 and 25, of m+ funds Trust, Series 1-24 (the “Trust”) as of December 17, 2021, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 17, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Axio Financial LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of December 17, 2021 by correspondence with The Bank of New York Mellon, Trustee.  We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Axio Financial LLC and its predecessor, since 2020.

Chicago, Illinois

December 17, 2021

m+ funds Trust, SERIES 1-24

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 17, 2021

INVESTMENT IN SECURITIES

Value of the Purchased Options (1)	$150,636
Cash	$4,324

Total Investment in Securities	$154,960

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

Value of the Written Options (1)	$13,500
Organization costs (3)(6)	$434
Creation and Development Fee (4)(6)	$1,092

Total Liabilities	$15,026

Interest of investors:

Cost to investors (6)	$145,085
Less: initial distribution fee (5)(6)	$728
Less: initial sales concession (5)(6)	$2,897
Less: organization costs (3)(6)	$434
Less: Creation and Development Fee (4)(6)	$1,092
Net interest of investors	$139,934

Total Liabilities and Interest of investors	$154,960

Number of units	13,994

Net asset value per unit	$10.000

(1)	The trust invests in a portfolio of Options. Aggregate cost of the securities is listed under the “Portfolio” and is based on their underlying value.

(2)

Cash or an irrevocable letter of credit has been deposited with the trustee in the aggregate amount of $150,000, which includes funds (aggregating $137,184) necessary for the purchase of securities in the trust represented by options and purchase contracts.

(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.031 per unit for the trust. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed on units that are redeemed prior to the close of the initial offering period. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Trust.

(4)	The Trust is committed to pay a creation and development fee of $0.078 per unit at the close of the initial public offering period. The creation and development fee will not be assessed on units that are redeemed prior to the close of the initial offering period.

(5)	On the inception date, the maximum distribution fee, inclusive of the creation and development fee, is 3.25% of the public offering price per unit.

(6)	The aggregate cost to investors includes the maximum distribution fee, assuming no reduction of distribution fees.

m+ Buffer 20 Fund

m+ funds Trust, Series 1-24

(A unit investment trust that is a series of m+ funds Trust)

Prospectus

December 17, 2021

Call us:
(212) 542-3261

Contact us by e-mail:
info@mplusfunds.com

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549

Visit:	http://www.sec.gov
(EDGAR Database)

Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)

m+ Buffer 20 Fund m+ funds Trust, Series 1-24
Securities Act file number: 333-261164
Investment Company Act file number: 811-24503

m+ funds Trust website: www.mplusfunds.com

This website is not incorporated in, or a part of, the prospectus or Information Supplement. The m+ funds Trust website includes, for this series and other outstanding series of the trust, performance information that is updated each trading day.

m+ Buffer 20 Fund

m+ funds Trust, Series 1-24

Information Supplement

This Information Supplement provides additional information concerning the trust series described in the prospectus for the m+ funds Trust series identified above (the “trust”). This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the trust.

m+ Buffer 20 Fund seeks to deliver the price appreciation of a Reference Asset, up to a cap, while having protection against the first 20.00% decrease in the value of the Reference Asset, decreased by the trust’s fees and expenses.

However, there is no assurance that the Trust will achieve its investment objective.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

It may not be used to offer or sell units of the trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission (the “Commission”).

The information in this Information Supplement is subject to completion or amendment. A registration statement relating to the units has been filed with the Commission, but has not yet become effective. These units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Information Statement shall not constitute an offer to sell or a solicitation of any offer to buy; nor shall there be any sale of these units in any state in which the offer or sale is not permitted.

Investors should obtain and read the prospectus prior to purchasing units of the trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Alaia Capital, LLC at 60 East 42nd Street, 26th Floor, New York, New York 10165 at (212) 542-3261 or by email at info@mplusfunds.com. This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	4
Trust Administration	8
Portfolio Transactions and Brokerage Allocation	14
Purchase, Redemption and Pricing of Units	14
Performance Information	18

General Information

The trust is one of a series of separate unit investment trusts created under the name m+ funds Trust and registered under the Investment Company Act of 1940. The trust was created as a Delaware statutory trust organized in series on the inception date described in the prospectus under the laws of the state of Delaware. The trust was formed under the master trust agreement (the “master trust agreement”) by and among (the original depositor) Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement, as amended, by means of a series trust agreement (a “series trust agreement”), Axio Financial LLC will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series. Each series trust agreement incorporates the standard terms and conditions of trust for m+ funds Trust among the original depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor. Any reference below in this information supplement to the “trust agreement” means the master trust agreement, as amended, and the applicable series trust agreement, as the context requires.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts. When the trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in the trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor, the trustee nor the portfolio consultant shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and distribution fee attributable to such failed contract to all unitholders on the next distribution date. The term “securities,” as used above, includes the Options.

Investment Objective and Policies

The investment objective of the trust is described in the prospectus in the individual trust section. The trust invests in a portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the portfolio consultant or the supervisor the retention of such securities would be detrimental to the trust.

The sponsor may sell securities, designated by the portfolio consultant or the supervisor, from the trust for the purpose of redeeming units of the trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the sponsor may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition. Neither the sponsor, the portfolio consultant nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to acquire other securities (“Replacement Securities”) to make up the original corpus of the trust.

The Replacement Securities must be purchased within 30 days after deposit of the contract to purchase the Failed Securities and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the acquisition of the Replacement Security and shall credit to the Capital Account the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in the trust are acquired, the sponsor will have no power to vary the investments of the trust, i.e., the sponsor will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders and the trustee will distribute the cash attributable to such Failed Securities to unitholders of record on the next following Record Date. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders.

In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced. In the event a Replacement Security could not be acquired by the trust, the net annual interest income per unit for such trust could be reduced.

To the best of the sponsor’s and portfolio consultant’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor and the portfolio consultant are unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor, the portfolio consultant and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the portfolio assets in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, the value of the Reference Asset and inflation. While the Options are related to the performance of the Reference Asset, the return on the Options depends on the level of the Reference Asset at the Options Expiration Date. The Options Expiration Date is June 30, 2023. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Pandemic risk. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

Options risk. The value of the Options will be affected by, among other factors, changes in the value of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and the remaining time to the Options Expiration Date. The value of the Options does not increase or decrease at the same rate as the level of the Reference Asset (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset. The value of the Written Options may reduce the value of your units. The Written Options create an obligation to potentially make a payment in contrast to the Purchased Options, which create an obligation to potentially receive a payment. As the value of the Written Option contracts increases, it has a negative impact on the value of your units. The trust may experience substantial downside risk from specific option contracts positions and certain option contract positions may expire worthless.

Reference Asset performance. The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the value of the Reference Asset rises or falls. The settlement value of the Options is based on the value of the Reference Asset on the Options Expiration Date, and will be substantially determined by market conditions and the value of the Reference Asset as of such time. The value of the Reference Asset will fluctuate over time based on changes in the price of the securities comprising the Underlying Index, all of which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States.

Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as the guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

Return on the units is subject to a capped return and limited downside protection. The maximum gain or loss for units purchased at their Inception Value and held for the life of the trust is based on the value of the Reference Asset and subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately 20.02% over the Initial Reference Value as of the Options Expiration Date, the amount per unit will be capped at the Maximum Amount per Unit and their performance will be less than any performance of the Reference Asset of greater than 20.02%. If the Reference Asset declines relative to the Initial Reference Value over the life of the trust by 20.00% or more, unitholders may experience losses of up to 78.00% on their investment. Due to trust fees and expenses, at the Maturity Date the value of the units, and the effect of the Buffer, will be reduced, and the Maximum Loss per Unit will be subject to increase. See “Principal Investment Strategy—Hypothetical Performance Return Examples.” You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Maturity Date, if Options are otherwise terminated by the trust prior to expiration due to redemptions or otherwise, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total loss per unit which can be greater than the Maximum Loss. The trust’s ability to provide Equal Upside, the Capped Return and limited downside protection via the Buffer is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Maturity Date. The return on units purchased at a price that is higher than the Inception Value will be less than for units purchased at the Inception Value. For example, if units are purchased at a price of $10.50 per unit, and the Reference Asset increases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately 13.20%, whereas such return would equal 20.02% if such units would have been bought at the Inception Value, in each case excluding the effect of the trust’s fees and expenses. Conversely, if the Reference Asset decreases relative to the Initial Reference Value by 30% on the Options Expiration Date, the return on the purchased units on the Maturity Date would equal approximately -14.29%, whereas such return would equal -10.00% if units would have been bought at the Inception Value, in each case excluding the effect of the trust’s fees and expenses.

Investors will have little or no return if they purchase units at or near the Capped Return. As shown in the table on pages 5 and 6, as the unit price increases, the maximum total return per unit purchased will decrease, and the maximum loss per unit purchased will increase

Price Fluctuation Risk. The Option payouts depend on the level of the Reference Asset. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the value of the Reference Asset. The value of the Reference Asset will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the securities of the issuers comprising the Underlying Index and other factors.

Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

Legislation risk. Congress may consider changes to the Internal Revenue Code in the future that would have an impact on the trust. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC. This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

The trust’s investments in offsetting positions with respect to the Reference Asset may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust. Such short-term capital gain is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. As a result, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Maturity Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by a large unitholder. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options, including in response to a redemption request, may require the payment of a premium or acceptance of a discounted price and may take longer to complete, in which case unitholders may realize a return that is higher or lower than the intended returns. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options. A unitholder who elects to receive a Distribution In Kind may receive Options. There can be no assurance that a liquid secondary market for Options received in a Distribution In Kind will exist. The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Maturity Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the valuation of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

Investors who redeem units before the Maturity Date may lose money even if the value of the Reference Asset has increased by then.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Asset

The respective sponsor, publisher, or investment adviser of the Reference Asset or the Underlying Index (each, a “Reference Asset Publisher”) may adjust the Reference Asset or the Underlying Index in a way that affects its value, and they have no obligation to consider your interests.

A Reference Asset Publisher can change the investment policies of the Reference Asset or the policies concerning the calculation of the Reference Asset’s net asset value, or add, delete, or substitute the underlying assets held by the Reference Asset or the components included in the Underlying Index, as the case may be, or make other methodological changes that could change the value of the Reference Asset or the Underlying Index. Additionally, a Reference Asset Publisher may alter, discontinue, or suspend calculation or dissemination of the Reference Asset, the net asset value of the Reference Asset, or the Underlying Index. Any of these actions could adversely affect the value of the Options and the units. The Reference Asset Publishers will have no obligation to consider your interests in calculating or revising the Reference Asset or the Underlying Index.

Trading and hedging activities by us and our affiliates may affect your return on the Units and their market value. We and our affiliates may buy or sell shares of the Reference Asset or any of its underlying assets, or futures or options contracts on the Reference Asset or any of its underlying assets. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Reference Asset in a manner that could be adverse to the return on the Options and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Reference Asset or any of the Reference Asset’s underlying assets. Consequently, the value of the Reference Asset or any of the Reference Asset’s underlying assets may decrease subsequently, adversely affecting the value of the Units.

We or one or more of our affiliates may purchase or otherwise acquire a long or short position in the units, and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities, or any related hedging activities, will not adversely affect the value of the Options, the Reference Asset or the return on the units.

The performance of the Reference Asset and the performance of the Underlying Index may vary. An exchange traded fund is generally designed to track the performance of its underlying index. The performance of the Reference Asset and that of the Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index. This could be due to, for example, the Reference Asset not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Reference Asset, differences in trading hours between the Reference Asset (or the underlying assets held by the Reference Asset) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Reference Asset may differ from its net asset value per share; shares of the Reference Asset may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of the Underlying Index over the same period. Because of this variance, the return on the Options and the units, to the extent dependent on the performance of the Reference Asset may not be the same as an investment directly in the securities included in the Underlying Index or the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

Trust Administration

Distributions to Unitholders. Income received by the trust, if any, is credited by the trustee to the income account for the trust. All other receipts are credited by the trustee to a separate capital account for the trust. The trustee will normally distribute any net income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. There is no assurance that any actual distributions will be made since any income received may be used to pay expenses. In addition, amounts from the capital account of the trust, if any, will be distributed on any distribution date to the unitholders then of record subject to the minimum distribution amount. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The trustee shall not be required to make a distribution from the capital account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.10 per unit. The trustee is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. A person who purchases units will commence receiving distributions, if any, only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.

The trustee will periodically deduct from the income account of the trust and, to the extent funds are not sufficient therein, from the capital account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as the sponsor deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the sponsor directs the trustee to return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the income and capital accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust may be audited annually, at the trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A)	As to the income account:

(1)	the amount of income, if any, received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the income account for payment into the reserve account;

(4)	the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the portfolio consultant, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7)	the aggregate distributions to unitholders, if any; and

(8)	the balance remaining after such deductions and distributions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the capital account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the income account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the capital account for payments into the reserve account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the portfolio consultant, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the depositor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales fee, if any, and creation and development fee, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)	the aggregate distributions to unitholders, if any; and

(10)	the balance remaining after such distributions and deductions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	the following information:

(1)	a list of the securities held as of the last business day of such calendar year, if any, and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year;

(4)	the amounts actually distributed during such calendar year, if any, from the income and capital accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions; and

(5)	the deduction, if any, from the reserve account for payment of taxes or governmental charges.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust. No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or dissolution of the trust.

Amendment and Dissolution. The trust agreement may be amended from time to time by the sponsor, the portfolio consultant, the evaluator and supervisor and the trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the trust, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the Code, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the Code.

The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities or the execution of any Derivative Agreement (as defined in the trust agreement) other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the portfolio consultant, evaluator and sponsor nor the trustee or their respective successors may consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment in the trust’s annual report.

The trust agreement provides that the trust shall dissolve upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the Maturity Date. If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the sponsor and the portfolio consultant, jointly and severally, may direct the dissolution of the trust. The trust may be dissolved at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor and the portfolio consultant, jointly and severally, may dissolve the trust if it is based on a security index and the index is no longer maintained. The trust will be dissolved by the trustee, when directed by the sponsor and the portfolio consultant, in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is dissolved because of the redemption of unsold units by the sponsor, the sponsor will, if not yet disbursed to selling firms, refund to each purchaser of units the entire distribution fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the Maturity Date described in the prospectus, the sponsor may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The sponsor or the portfolio consultant may receive compensation in connection with such sales to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the dissolution proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s dissolution. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the dissolution proceedings.

After paying all expenses and charges incurred by the trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the income and capital accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the trust at approximately the time of the Maturity Date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced distribution fee. There is, however, no assurance that units of any new series of the trust will be offered for sale at that time, or if offered, that there will have reduced the distribution fee or that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has unit investment trust division offices at 240 Greenwich Street 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust, which, so long as The Depository Trust Company is acting, shall be solely its nominee, Cede & Co. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the trust. As authorized by the trust agreement, the sponsor has engaged a clearing broker for the trust who will maintain custody of the trust's Options. The trustee does not participate in the selection of brokers and holds only the trust's cash and assets other than Option's, if any.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor and the portfolio consultant.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor and portfolio consultant, acting together, upon receiving notice of such resignation are obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor and portfolio consultant, jointly and severally, or if the sponsor and the portfolio consultant, jointly and severally, determine in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor and portfolio consultant, jointly and severally, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the trust is Axio Financial LLC. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Exchange Act as a broker-dealer. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is 60 East 42nd Street, 26th Floor, New York, New York 10165.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the portfolio consultant may (a) appoint a successor sponsor, including a successor depositor who may be an affiliate of the portfolio consultant, at rates of compensation deemed by the portfolio consultant to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Commission, (b) terminate the trust agreement and dissolve any trust as provided therein, or (c) continue to act as trustee or portfolio consultant, as applicable, without terminating the trust agreement.

The Portfolio Consultant, Evaluator and Supervisor. Alaia Capital, LLC serves as portfolio consultant, evaluator and supervisor. The portfolio consultant, evaluator and supervisor may resign at any time. Each of the evaluator and supervisor may be removed by the depositor, jointly and severally with the portfolio consultant, or, if no depositor is acting, the trustee. In the event of a resignation of the portfolio consultant, evaluator and supervisor, the depositor, or, if no depositor is acting, the trustee, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the portfolio consultant shall act as evaluator and supervisor, as applicable. If no portfolio consultant is acting, then the evaluator or supervisor, as applicable, may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability. The sponsor, portfolio consultant, evaluator and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith, willful misconduct. The sponsor, portfolio consultant, evaluator and supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith, willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith, willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses. The sponsor will not charge the trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. No portion of this fee is applied to the payment of distribution expenses of third parties or as compensation for sales efforts of third parties. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month until the end of the initial offering period, of which time the fee shall be computed on the basis of the units outstanding as of the end of the initial offering period until the following January 1. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor may charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For portfolio consulting services to the trust, the portfolio consultant may receive a portfolio consulting fee. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, supervisor’s fee, portfolio consultant’s fee and evaluator’s fee are deducted from the income account of the related trust to the extent funds are available and then from the capital account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by the trust: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor and of the portfolio consultant, evaluator and supervisor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting unitholders upon dissolution of the trust. The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells trust property, the composition and diversity of the trust property in the trust may be altered. In order to obtain the best price for the trust, it may be necessary for the portfolio consultant to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of the trust property, the portfolio consultant may direct that orders be placed with and brokerage commissions be paid to various brokers, including brokers which may be affiliated with the trustee, the sponsor, the portfolio consultant, or dealers participating in the offering of units. As authorized by the trust agreement, the sponsor has engaged a clearing broker for the trust, and in such capacity the clearing broker will maintain custody of the trust’s Options. The trustee does not participate in the selection of brokers and holds only the trust’s cash and assets other than Options, if any.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable distribution fee referred to in the prospectus. The initial sales concession plus the initial distribution fee is equal to the difference between the maximum distribution fee and the total creation and development fee. The distribution fee is set forth in the prospectus. The creation and development fee is a fixed dollar amount and will be collected as described in the prospectus. Units sold or redeemed prior to such time as the applicable creation and development fee has been collected will not be assessed the creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Commission and states, the initial audit of the trust portfolio, legal fees, licensing fees, if any, and the initial fees and expenses of the trustee and the portfolio consultant. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the designated time on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Summary Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.

Evaluations of the securities and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust’s inception date, effective for all sales made during the preceding 24-hour period.

We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Exchange Act.

Comparison of Public Offering Price and Redemption Price. As of the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the distribution fee. For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a distribution fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross distribution fees equal to the percentage of the offering price of the units of the trust and may pay a portion or all of such distribution fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the creation and development fee on such units has been collected will not be assessed the amount of the creation and development fee at the time of such sale or redemption, nor organization costs. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the IRS, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the IRS and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the income account of the trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the trust.

The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or dissolution may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or dissolution.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Distributions In Kind. Unitholders tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of trust assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that (1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the options that make up the portfolio, (2) the sponsor and the trustee have received documentation for the Distribution In Kind in form and substance satisfactory to the sponsor and the trustee, (3) the unitholder has elected the Distribution In Kind at least thirty business days prior to the Maturity Date, and (4) the unitholder maintains an options-eligible account at a broker-dealer. The Distribution In Kind option may be terminated, modified or discontinued at any time by the sponsor without notice, and the sponsor reserves the right, in its sole discretion, to reject any request for a Distribution In Kind.

If the unitholder meets the requirements discussed above, the trustee, as directed by the portfolio consultant, may make a Distribution In Kind to a designated options-eligible account of the unitholder consisting of a non-fractional pro-rata distribution of each of the Options owned by the trust and cash. As a tendering unitholder, you will receive your pro-rata number of Options that make up the portfolio, and cash from the income and capital accounts. If funds in the income and capital account (each as defined below under “Distributions”) are insufficient to cover the required cash distribution to the tendering unitholder, the sponsor may cause the trust to sell Options in order to make funds available. To the extent that Options are sold or redeemed in kind, the size of the trust will, and the diversity of the trust’s portfolio assets may, be reduced but each remaining unit will continue to represent the same proportional interest in each Option remaining in the portfolio. Sales may be required at a time when Options would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Options in the portfolio at the time of redemption. Unitholders may incur transaction costs, including transaction costs associated with liquidating Options received through a Distribution In Kind, and any such Options received will be subject to market risk until sold. In the event that any Options received in kind are illiquid, unitholders will bear the risk of not being able to sell such Options in the near term, or at all.

Notwithstanding the foregoing, if, as a result of its secondary market activities or the receipt of redemption requests from other unitholders, the unitholder requesting the Distribution in Kind is the sponsor or an affiliated person of the trust, the portfolio consultant may direct the trustee to make a Distribution In Kind to such unitholder provided that the portfolio consultant determines that no one with a pecuniary incentive to influence the Distribution In Kind will influence selection of the distributed securities, the Distribution In Kind consists of a pro rata distribution of all trust securities, and the Distribution In Kind does not favor the sponsor or such affiliated person to the detriment of any other unitholder.

Computation of Redemption Price. The redemption price for units of the trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A	Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B.	Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the reserve account; (2) an amount representing estimated accrued fees and expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor, the portfolio consultant, the supervisor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans. The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Cowen Prime Services, LLC, as original depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No.: 811-24503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021

1.1.2	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as successor depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No.: 811-24503) as filed on December 26, 2019)

1.13	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021)

1.3	Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered

4.1	Consent of evaluator

4.2	Consent of independent auditors

99.1	Power of Attorney (previously filed)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-24503) as filed on September 24, 2021)

Signatures

The Registrant, m+ funds Trust, hereby identifies m+ funds Trust, Series 1-8 (No. 333-235759), Series 1-12 (No. 333-238106), Series 1-13 (No. 333-248125), Series 1-14 (No. 333-249128), Series 1-15 (No. 333-251788), Series 1-18 (No. 333-254322), Series 1-20 (No. 333-255224), Series 1-21 (No. 333-255867) and Series 1-22 (No. 333-258399) for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio of exchange-traded options and cash and/or cash equivalents deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the portfolio of exchange-traded options and cash and/or cash equivalents deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 17th day of December, 2021.

m+ funds Trust

By:	Axio Financial LLC

By:	/s/	Marc Paley
	Name:	Marc Paley
	Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Axio Financial LLC, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 17th day of December, 2021.

Axio Financial LLC

By:	/s/	Marc Paley
	Name:	Marc Paley
	Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 17th day of December, 2021.

Title	Signature

Principal Executive Officer	/s/ Marc Paley
Name: Marc Paley

Principal Financial Officer	/s/ Ian Shainbrown
Name: Ian Shainbrown

Principal Accounting Officer	*
Name: Jeannette Forsythe

/s/ Ian Shainbrown
Ian Shainbrown
Attorney-in-Fact*